Exhibit 14.1

Document Title: Code of Business Conduct and Ethics	Rev: 3
Group: Hyperdynamics Corp. and Subsidiaries
Date: January 2013

HYPERDYNAMICS CORPORATION

AND SUBSIDIARIES

2013

Code of Business Conduct and Ethics

PURPOSE

All directors, officers, and employees must conduct themselves and the business of Hyperdynamics in a legal and ethical manner. This section on the Code of Business Conduct and Ethics (“Code”) sets out basic principles for all directors, officers and employees to follow in fulfilling their responsibility to conduct themselves accordingly.

SCOPE

The Code applies to consultants, employees, officers and members of the board of directors of Hyperdynamics and each majority-owned subsidiaries and divisions (“Covered Persons”). We recognize the separate legal status and independence of each of our subsidiary companies. However, to make the Code easier to read, we use “Hyperdynamics” to refer to Hyperdynamics Corporation and each subsidiary company. For the avoidance of doubt, Hyperdynamics Oil and Gas Limited SCS Corporation Ltd, and SCS Guinea SARL are subsidiaries of Hyperdynamics Corporation and are subject to this Code.

Neither the Code nor any of our other policies are, and should not be interpreted as, a contract for employment.

Reporting Violations:

Covered Persons are obligated to help enforce the Code. If you become aware of a potential violation of the Code, you must report that fact by:

•            contacting your supervisor;

Alternatively, you may direct concerns anonymously to Hyperdynamics’ Confidential Hotline

•                               Toll Free Hotline: 1-877-472-2110

•                               International calls: 215-689-3885

•                               E-mail: reports@lighthouse-services.com/hyperdynamics

•                               Fax alternative for written documents: 215-689-3885

•                               Website: http://www.lighthouse-services.com/hyperdynamics

Hyperdynamics will not allow any retaliation against you for reporting a potential violation of the Code in good faith. Reports of a violation will be investigated promptly and the matter will be treated, to the extent possible, as confidential.

POLICY STATEMENT

Hyperdynamics’ reputation is dependent on the integrity and sense of responsibility demonstrated by our Covered Persons. The Code sets forth our commitment that all Covered Persons exemplify a high standard of ethical and legal conduct in all Hyperdynamics business practices.

While compliance with applicable law is the foundation for the Code, you are expected to avoid unethical business dealings, whether actual or perceived, even when those business dealings may not violate applicable law. In many respects, the Code sets forth a higher standard than applicable legal requirements.

The Code covers a wide range of topics, but it cannot be expected to cover every issue that may arise. As a result, the Code sets forth certain fundamental principles to guide you. Nothing can replace good judgment on your part, and you must apply these principles in both letter and spirit. Where the letter of the Code is not specific, the spirit must prevail.

The standards set forth in the Code evidence responsibilities to a variety of stakeholders, including:

•                  each other;

•                  Hyperdynamics shareholders;

•                  the governments and legal systems in the locations where we operate; and

•                  Our business partners.

1.              Responsibilities to Each Other

A.            Anti-Harassment Statement

It is illegal for any employee, male or female, to sexually harass another employee. Hyperdynamics strictly prohibits sexual harassment in the workplace. Additionally, harassment based on other protected characteristics, such as race, national origin, religion, disability or age, is illegal, is prohibited by Hyperdynamics, and will not be tolerated. We have developed a separate policy that stresses Hyperdynamics’ strong opposition to harassment of any type. That separate policy establishes complaint procedures and disciplinary penalties that may be imposed for violation of the policy by any Hyperdynamics employee.

B.            Equal Employment Opportunity

Hyperdynamics believes diversity, the collective mixture of similarities and differences of our employees, is a valued asset.

Hyperdynamics is firmly committed to providing equal opportunity in all aspects of employment without regard to race, color, religion, gender, sexual orientation, gender identity, age, national origin, military or veteran status, disability or any other legally protected characteristics. Equal opportunity employment practices extend to all aspects of employment, including recruitment and hiring, compensation, benefits, transfer, termination, and participation in Hyperdynamics -sponsored training, social and recreational programs.

C.            Environment, Health and Safety

Our commitment to protecting the environment and providing a safe and healthy workplace for our Covered Persons and other business associates is one of our core values. No job is so important, and no task is so urgent, that necessary steps cannot be taken to assure the safety and health of our Covered Persons and business associates.

Hyperdynamics prohibits the possession of unlicensed firearms, guns, explosives and any other weapons of any kind, as well as ammunition while on Hyperdynamics premises unless otherwise precluded by the laws of a particular jurisdiction, and then only to the extent expressly precluded. Further, Hyperdynamics will not tolerate any acts or threats of violence against our Covered Persons or business associates while engaged in business on behalf of or with Hyperdynamics, whether on or off Hyperdynamics premises.

D.            Drugs and Alcohol

Covered Persons are prohibited from performing Hyperdynamics -related tasks while under the influence of drugs or alcohol or in the possession of such substances on Hyperdynamics property.

E.            Use of Information Systems

Covered Persons generally have access to our information systems, such as computers, systems network and Internet equipment, software and data, telephones, voice mail and facsimile machines. Our information systems should be primarily used for conducting Hyperdynamics business.

Covered Persons should have no expectation of privacy as to any communications and files (including personal data and correspondence) that use Hyperdynamics, information systems and should recognize that such communications and files are considered business records that may be subject to disclosure in a court of law. Except as necessary in the normal course of business, Covered Persons should not transmit e-mail concerning non-public information or potential liability. In addition, Covered Persons should recognize that many materials available through the Internet and elsewhere are copyrighted. As such, prior to using Hyperdynamics assets to copy or download copyrighted materials, Covered Persons are required to obtain the publisher’s permission.

2.              Responsibilities to Shareholders

A.            Protection of Hyperdynamics Assets

You are expected to protect Hyperdynamics assets against theft, loss, or misuse. Hyperdynamics assets include tangible items like buildings and equipment, as well as intangible items like business plans and potential prospects. Incidental or occasional personal use of Hyperdynamics office equipment is permitted, but excessive use is not.

Hyperdynamics is required by law to retain certain types of records, usually for a specific period of time, and employees are required to assist Hyperdynamics in fulfilling these records retention requirements, as well as maintaining accurate records.

Employees will promptly and fully communicate to Hyperdynamics in writing any invention, idea, discovery or work of authorship conceived or made in the course of their employment, either alone or as a co-inventor or discoverer. Such invention, idea, discovery or work of authorship, whether subject to patent, copyright, trademark or other protection, will be the sole property of Hyperdynamics.

B.            Confidential Information

As a Covered Person, you may have access to material non-public information concerning Hyperdynamics, other Covered Persons and third-party business relationships. You may not communicate that information to any person, including other Covered Persons, unless that person has a need to know that information for a legitimate business purpose.

Information that is considered confidential and therefore the property of Hyperdynamics includes information regarding business activities and financial performance, technical data and other proprietary information, as well as documents, files, maps, reports, manuals, computer programs and e-mail. You may not release or remove these items from Hyperdynamics property without proper approval. Additionally, in the event of termination from employment for any reason, a terminated individual may be required to immediately deliver to Hyperdynamics all copies of the above described information.

Covered Persons with access to wage, salary and confidential benefit information must not disclose this information to anyone (including other Hyperdynamics employees) who does not have a legitimate business purpose for obtaining such information. Additionally, Covered Persons are strictly prohibited from gaining access to Hyperdynamics information if they do not have a legitimate business purpose or do not have legitimate access to such information for the performance of their particular job. Covered Persons may be asked to sign a Confidentiality Agreement.

C.            Accounting and Disclosure Practices

It is Hyperdynamics’ policy to keep books, records and accounts that completely and fairly reflect our financial condition and to comply with applicable accounting principles, laws, rules and regulations (“Accounting Rules”). Employees are responsible for familiarizing themselves with Hyperdynamics’ authority limitations and policies on the execution of contracts and should limit their actions to those within the specific authority granted to them by Hyperdynamics. Employees who have accounting and auditing responsibilities are responsible for understanding and complying with all Accounting Rules, ethical standards and internal procedures.

Full and complete disclosure of important information to the public about Hyperdynamics, both financial and non-financial, is a complex process involving numerous departments to ensure that truthful, accurate and reliable information is shared. We have designed accounting and disclosure processes to record, process and report in a timely manner all material information as required by applicable laws. The Disclosure Committee is responsible for overseeing these processes. All Covered Persons are expected to comply with these processes and carefully consider and respond in a timely manner to any inquiries from or on behalf of the Disclosure Committee. Covered Persons with comments or questions regarding information that may require consideration by the Disclosure Committee should present the information to our Chief Financial Officer.

D.            Insider Trading

If a Covered Person is aware of material information relating to Hyperdynamics that has not been publicly disclosed, that person is prohibited from purchasing or selling the securities of Hyperdynamics, directly or indirectly, and is prohibited from disclosing such information to any other person so that such person may trade in the securities of Hyperdynamics.

It is difficult to describe exhaustively what constitutes “material” information.  Examples of material information include a potential business or property acquisition, internal financial information that departs from recent data or trends, an important financial transaction, a change in control or a significant change in management, major litigation, a significant new discovery or exploration or drilling results, the acquisition or loss of a significant contract, or a stock split or stock dividend.  This list is merely illustrative and does not include all examples of “material information.”

Covered Persons are subject to the Policies and Procedures Regarding the Confidentiality of Information and Insider Trading of Hyperdynamics that has been distributed to all Covered Persons.

E.            Conflicts of Interest

It is imperative that Covered Persons maintain unbiased judgment when acting on behalf of Hyperdynamics. As a Covered Person, you may find yourself in a situation in which your personal interest and that of Hyperdynamics are inconsistent. Such a situation, whether actual or apparent, is commonly referred to as a conflict of interest.

Covered Persons are prohibited from holding a position of substantial interest in an entity when that interest (a) conflicts with, or appears to conflict with, the proper performance of the Covered Person’s duties or responsibilities to Hyperdynamics or (b) might affect the Covered Person’s independent judgment in transactions between Hyperdynamics and the entity. Likewise, Covered Persons are prohibited from holding a position in any company that is deemed to be competitive with Hyperdynamics. Covered Persons are required to disclose any substantial interest or position (i.e. director, officer, employee, consultant or ownership interest) that they, or someone they are closely associated with, have in any entity that has business relations or dealings with Hyperdynamics.

Conflicts of interest may not always be clear-cut. If you have any questions or concerns about a potential or perceived conflict of interest, you must promptly notify your manager.

The following summarizes some of the more common conflicts of interest that may arise.

(i)                                Use of Hyperdynamics Assets

Hyperdynamics facilities, equipment, materials, supplies, information and other assets are intended for use on Hyperdynamics matters. Use of Hyperdynamics information or assets for your personal gain or in a manner not in Hyperdynamics’ best interests is considered a conflict of interest even if Hyperdynamics does not suffer any direct loss.

(ii)                            Outside Activities

Covered Persons may not participate in business or personal activities that conflict with their duties to Hyperdynamics or Hyperdynamics’ best interests. Covered Persons are encouraged to work with civic, social, corporate industry and charitable organizations as long as participation does not present a potential conflict of interest.

(iii)                        Outside Investments

Covered Persons may not take advantage of personal investment or other business opportunities made available to them because of their position with Hyperdynamics. In addition, Covered Persons may not make an investment in a company that they know is a candidate for acquisition by Hyperdynamics.

(iv)                         Associates Working in the Industry

Covered Persons may find themselves in a situation involving a potential conflict of interest due to business activities and employment of a spouse, parents, children and step-children, siblings, in-laws, and people living in the same household as Covered Persons. A potential conflict of interest arises when such individuals are, or work for, competitors or suppliers of Hyperdynamics, or such individuals are employed by a financial institution that has entered into transactions with Hyperdynamics. Such situations require extra sensitivity to security, confidentiality and conflicts of interest.

(v)                             Gifts and Entertainment

The business relationships Hyperdynamics has with its contractors, suppliers, vendors and service providers are of utmost significance. We want to maintain the highest standards of integrity in those relationships and ensure that those parties exhibit the same degree of commitment to those standards. In support of that policy, it is vital that Hyperdynamics and its Covered Persons maintain relationships that are unencumbered by events or activities that may be construed as improper incentives.

Covered Persons may not receive from individuals or firms, directly or indirectly, gifts, entertainment or other favors that exceed what is generally considered common courtesy usually associated with ethical business practices. Receipt of an excessive gift might be regarded as placing you under some obligation, or perceived obligation, to a third party who deals with, or desires to deal with, Hyperdynamics.

Covered Persons may not provide to others, directly or indirectly, excessive gifts and entertainment at Hyperdynamics’ expense. Entertainment expense should be kept to a minimum and should only be incurred if there is a clear business reason for the expenditure. The following criteria may be used when determining the reasonableness of gifts or entertainment:

•                              Gifts of cash or cash equivalents are strictly prohibited

•                              Unsolicited gifts of nominal value may be accepted.

•                               Is the gift consistent with accepted business practice?

•                              Would disclosure embarrass you or Hyperdynamics?

•                               Is it ethically acceptable to receive or provide the gift?

You may be required to obtain management approval prior to accepting gifts or entertainment that exceed a certain value.

Gifts and entertainment provided to any government employee are prohibited except to the extent they are permitted by applicable laws, rules and regulations.

F.             Reporting of Business Time and Expenses

Hyperdynamics requires honest and accurate recording and reporting of information. Only the true and accurate number of hours worked should be reported.

All expense reports must be submitted promptly and accurately. Managers are responsible for the careful review of all expense reports submitted for their approval.

3.              Responsibilities to Governments and the Law

A.           Compliance with Laws, Rules and Regulations

All Hyperdynamics business should be conducted in full compliance with applicable law. Covered Persons are expected to understand and comply with all laws affecting their work.

B.           Antitrust Law

United States antitrust laws are designed to promote competition and to preserve the free enterprise system. Antitrust laws prohibit, among other things, price fixing, creation of a monopoly, boycotts, tying arrangements, exclusive dealing and refusals to deal. All Covered Persons are expected to comply with applicable antitrust laws and not participate in any activity that could be considered a violation of antitrust laws. Violations of antitrust laws can result in civil and criminal penalties against Hyperdynamics and its Covered Persons.

C.           Anti-corruption Laws

Wherever we do business, we will comply with all applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, as amended (the “FCPA”) and the UK Bribery Act of 2010. The FCPA and the UK Bribery Act of 2010 makes it a criminal offense to bribe or offer to bribe a foreign governmental or political official to obtain or retain business. While the FCPA permits minor “facilitating payments” to expedite routine governmental action, you should consult with our Vice President of Legal and Commercial Affairs before making or authorizing any such payment.

The FCPA also requires that Hyperdynamics maintain and keep records and accounts that fairly and accurately present our activities and transactions. Please refer to the “Foreign Corrupt Practices Act Policy and Procedures” for additional information.

D.           Antiboycott Laws

United States laws prohibit a company from taking action to support a boycott imposed by a foreign country upon another country that is friendly to the United States. If you receive a request in any respect related to a foreign boycott that is not supported by the U.S. government, you must immediately report the request to our Vice President of Legal and Commercial Affairs.

CONSEQUENCES OF VIOLATION OF POLICY

Violating the Code is a serious offense that may subject you to disciplinary action, up to and including termination of employment. In addition, violations of the law may subject Hyperdynamics or you to fines, penalties or other legal remedies, including imprisonment

WAIVER AND AMENDMENT

The Company is committed to continuously reviewing and updating its policies and procedures. Therefore, this Code is subject to modification. Any amendment or waiver of any provision of this Code must be approved in writing by the Company’s Board of Directors and promptly disclosed pursuant to applicable laws and regulations.

ACKNOWLEDGEMENT

TO:  Hyperdynamics Corporation

RE:  Code of Business Conduct and Ethics

The undersigned hereby acknowledges receipt of Hyperdynamics’ Code of Business Conduct and Ethics Policy dated 2013 and confirms that the undersigned has read, is familiar with, and agrees to follow the Code of Business Conduct and Ethics Policy should any occurrence listed in the Policy be presented.

Name

Dated this day of 2013